VIA EDGAR

January 24, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mainz Biomed N.V.
Registration Statement on Form F-1 File No. 333-262294

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter (the “Underwriter”), hereby join in the request of Mainz Biomed N.V. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-262294 ) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s ordinary shares, par value €0.01 par value per share, so that the Registration Statement may be declared effective on 5:00pm Eastern Time on Tuesday, January 25, 2022, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirms that it is aware of its obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO